Exhibit 99.1

Nano Dimension Sends Letter to Shareholders and Releases Video

Nano Dimension is Successfully Executing a Disciplined and Focused Value Creation Strategy, Delivering on Key Milestones Along its Path to Profitability

Board and Management Team Led Two Transformational M&A Transactions Over the Past Year That are Set to Drive ROI for Shareholders

Murchinson’s Self-Serving Campaign is an Attempt to Paralyze Nano’s Strategy and Derail its Progress at the Expense of Other Shareholders

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” Nano’s Proposals

Act Fast – Voting Cut-Off Sunday, December 1st, 2024, at 11:59 p.m. ET

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Nov. 14, 2024 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today sent a letter to its shareholders in connection with the Company’s upcoming 2024 Annual General Meeting of Shareholders (the “Annual Meeting”). The letter details the progress Nano has made in delivering on its promises to shareholders over the past year, including the execution of transformational M&A agreements designed to deliver scale with notable synergies and a clear path to profitability.

In connection with the Annual Meeting and its letter to shareholders, the Company also released a video from CEO Yoav Stern highlighting Nano’s focused value creation strategy and the progress the Company has made over the past 12 months. The video can be viewed at www.ProtectingNanoValue.com.

Nano’s Board of Directors urges shareholders to protect their investment and the Company’s future by voting today “FOR” ALL of Nano’s proposals. Votes must be received by 11:59 P.M. ET on Sunday, December 1st, 2024. Shareholders of record as of the close of business on October 22nd, 2024, are entitled to vote at the Annual Meeting. The Annual Meeting will be held on Friday, December 6th, 2024, at 7:00 A.M. ET.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

The full text of the letter can be found below.

Your Investment is at Risk.
Vote FOR All of Nano’s Proposals!

Dear Fellow Shareholder,

Nano Dimension Ltd.’s (“Nano” or the “Company”) Annual General Meeting of Shareholders (“AGM”) is fast approaching on December 6, 2024. Your vote on several key proposals will shape the Board of Directors (“Board”) of the Company and dramatically influence the strategic direction and growth of your investment.

Your Board and management team made promises to you, our shareholders, at last year’s Annual Meeting. In the year since, we have been delivering on those promises, leading Nano’s successful expansion strategy to become a digital manufacturing leader.

A key part of the strategic plan – the execution of a disciplined M&A strategy designed to deliver scale with notable synergies and a clear path to profitability, all with an approach that positions shareholders for long-term return on investment (“ROI”) – is well underway.

Despite our progress, Murchinson Ltd. (“Murchinson”) is continuing its years-long attempt to derail our strategy for its own self-interested gains.

Your investment is at stake, and the answer is clear.

●	Vote FOR ALL of Nano’s proposals, allowing our Board to continue executing on our strategic plan to build significant long-term value for all Nano shareholders;

– AND –

●	Vote AGAINST Murchinson’s efforts to derail our progress and paralyze our strategy.

●	With an approximately $2.50 cost basis, Murchinson’s ultimate plan to liquidate the Company would create a return ONLY for themselves at the expense of other shareholders, the vast majority of whom have invested at a much higher valuation and therefore would lose most of their investment.

Please act today to make sure your vote is counted.

Nano is Executing a Disciplined M&A Strategy Set to Drive ROI for Shareholders

Promises Made. Promises Delivered.

Under the oversight of Nano’s Board, the Company has delivered on key milestones along its path to profitability – and that would not be possible without our ambitious and prudent M&A strategy.

Since Nano’s 2021 capital raise, the Company has maintained a highly disciplined approach to capital allocation, adjusting deployment of its cash reserves to the evolution of market conditions, with a focus on delivering long-term value for shareholders. During the market highs of 2021 into 2022, Nano prudently limited its acquisitions and demonstrated patience to preserve cash for future opportunities at attractive valuations.

As conditions improved, Nano executed transformational agreements at compelling valuations. Most recently, that has included the pending acquisitions of Desktop Metal, Inc. (“Desktop Metal”) and Markforged Holding Corporation (“Markforged”) at significantly discounted multiples relative to precedent transactions in the 3D printing industry.

Acquisition Multiples for Desktop Metal and Markforged Were Near All-Time Lows

Source: Management, FactSet, press releases, and public filings.

1)	Assumes the average of maximum expected total consideration of $183m and minimum total consideration of $135m to be paid for Desktop Metal, per public filings.

Poised to Lead the Industry – Addition of Desktop Metal
and Markforged Creates an Entirely New Business

The additions of Desktop Metal and Markforged will cement Nano’s position as an industry leader. Upon completion of these transactions, Nano and its shareholders will benefit from the talent, technologies, and products that Desktop Metal and Markforged bring, while enabling the Company to deepen its exposure into key end markets and expand into high-growth segments.

●	Enhances Financial Strength. Desktop Metal and Markforged are expected to enhance Nano’s financial strength and scale, and the Company will have ample cash to invest in strategic growth initiatives. The combined company is expected to have approximately $340 million in revenue based on fiscal year 2023 and approximately $475 million in cash, cash equivalents, and marketable securities at the time of the expected closing of both transactions.

1.	Pro Forma revenue build calculated using 2023A figures, per public filings.
2.	2023A peer revenue figures per year-end public filings. Cash & cash equivalents and marketable securities net of long-term debt figures per latest publicly available data. Assumes EUR/USD exchange rate of $1.0651 as of November 11, 2024.

●	Deepens Exposure in Key End Markets While Diversifying Customer Base. The combined company is expected to have expanded opportunities to cross-sell to its existing customers as well as to grow its overall customer base with optimized customer acquisition capabilities and joint go-to-market strategies, including targeting customers with complementary offerings in shared key markets. The combined company will serve a range of industry verticals with blue-chip customers, while diversifying into new market segments for Nano, such as energy, food & beverage, and dental. Select customers for the pro forma company will include:

●	Creates Premium, High-Margin Portfolio of Digital Industrial Additive Manufacturing (“AM”) Solutions in High-Growth Sectors. The combined company’s portfolio will be focused on high-margin, high-tech solutions. Fundamental tailwinds within the AM industry are expected to result in further growth, where metal-focused AM is expected to be the clear leader. Nano secured a promising foothold in Metal-AM with its agreement to acquire Desktop Metal; that foothold will be widened and deepened with Markforged. Both companies have leading Metal-AM solutions, but in different printing technologies. By offering more solutions in metal fabrication, Nano will deliver customers what they need for their specific requirements whenever they need it.

M&A Strategy Provides Clear Path to Profitability

With a strong financial foundation in place and significant milestones already reached, Nano is well positioned to be EBITDA positive by Q4 of 2026 by executing our concrete four-step plan.

1.	Based on publicly reported revenue by the respective companies.

Murchinson Seeks to Paralyze Nano’s Strategy and Derail Our Progress in
Order to Liquidate the Company – With a ~$2.50 Cost Basis the Fund
Would Create a Return ONLY for Themselves at the Expense of Other Shareholders

Despite shareholders’ clear rebuke last year, Murchinson is once again attempting to take control of Nano through a series of proposals that would paralyze Nano’s strategy, while facilitating Murchinson’s path to gain control of the Board and prevent us from maximizing long-term value for all shareholders.

Among its agenda items, Murchinson suggested a proposal – which has been rejected on legal grounds – seeking to prevent Nano from executing on any M&A transactions above a collective $50 million in value, including our already-signed acquisitions of Desktop Metal and Markforged. In other words, they are attempting to keep Nano’s Board and management team from delivering on the promises made to shareholders and prevent us from executing on clearly compelling opportunities that will deliver long-term ROI to shareholders.

Make no mistake, Murchinson does not have shareholders’ best interests in mind. The fund is attempting to advance its own agenda to take control of Nano and dismantle the Company to gain access to its significant cash reserves – with an approximately $2.50 cost basis, Murchinson’s ultimate plan to liquidate the Company would create a return ONLY for themselves at the expense of other shareholders, the vast majority of whom have invested at a much higher valuation and would therefore lose most of their investment. Don’t let Murchinson steal your future returns and value creation!

In contrast, Nano’s Board and management team have driven the Company’s transformation from a niche 3D printing company for electronics to a leader in digital manufacturing.

PROTECT YOUR INVESTMENT – VOTE FOR NANO’S PROPOSALS AND AGAINST MURCHINSON’S SELF-INTERESTED AGENDA ITEMS.

Your vote is important. For most shareholders, the deadline to vote electronically will be 11:59 p.m. ET on December 1, 2024. Please vote as early as possible and follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs. Throw away any proxy materials you may receive from Murchinson.

If you have questions about how to vote your shares, please contact:

About Nano Dimension Ltd.

Nano’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and AM 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). AM includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of AM.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements regarding benefits, synergies and advantages of the proposed transactions with Markforged and Desktop Metal, and the combined company, Nano’s leadership in AM, the combined company’s revenues and cash, other aspects of the expected transactions with Markforged and Desktop Metal, including the timing of closing of the acquisitions thereof, Nano’s expectation to be EBITDA positive by Q4 of 2026, Nano’s path to profitability, ROI, strategy and opportunities, future growth and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, Desktop Metal and Markforged, they are subject to various risks and uncertainties. The acquisitions of Markforged and Desktop Metal are subject to closing conditions, some of which are beyond the control of Nano, Desktop Metal or Markforged. Further, actual results, performance, or achievements of Nano, Desktop Metal or Markforged could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this communication has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged intends to file a proxy statement with the SEC. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Markforged and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Markforged’s website at https://investors.markforged.com/sec-filings.

Participants in the Solicitation

Nano, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano or Markforged using the sources indicated above.

Nano Dimension Contacts

Investor:
Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com